SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K



                            Report of Foreign Private
                                     Issuer
                       Pursuant to Rule 13a -16 or 15d -16
                                       of
                       the Securities Exchange Act of 1934


                       Report on Form 6-K of 20 March 2006

                                The BOC Group plc
                           Chertsey Road, Windlesham,
                                 Surrey GU20 6HJ
                                     England


          (Name and address of registrant's principal executive office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F   X   Form 40-F
                                    ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


   Enclosures: Shareholder communication regarding the pre-conditional recommended cash offer for The BOC Group plc by Linde AG


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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN
ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE YOU ARE RECOMMENDED TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER FINANCIAL ADVISOR DULY AUTHORISED UNDER THE FINANCIAL SERVICES AND MARKETS ACT 2000. IF YOU HAVE SOLD OR TRANSFERRED ALL YOUR ORDINARY SHARES IN THE BOC GROUP plc ("BOC") YOU SHOULD FORWARD THIS DOCUMENT TO THE PURCHASER OR TRANSFEREE OR TO THE PERSON THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED FOR TRANSMISSION TO THE PURCHASER OR TRANSFEREE.

THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR INVITATION TO PURCHASE ANY SECURITIES. BOC SHAREHOLDERS ARE ADVISED TO READ CAREFULLY THE FORMAL DOCUMENTATION IN RELATION TO THE OFFER ONCE IT HAS BEEN DESPATCHED.





[THE BOC GROUP logo]                                          Registered Office:
                                                                   Chertsey Road
                                                                      Windlesham
                                                                          Surrey
                                                                        GU20 6HJ

                                                 Registered in England No. 22096

                                                                   17 March 2006





To the holders of BOC Ordinary shares and, for information only, to the holders of 12 1/4% Unsecured Loan Stock 2012/17 and participants in BOC share option schemes.



Dear Shareholder

Pre-conditional recommended cash offer for BOC by Linde AG

On 30 January 2006 I wrote to you concerning the announcement made on 24 January 2006 that BOC had received an unsolicited preliminary proposal from Linde AG ("Linde"). The Board of directors of BOC (the "Board") stated in the announcement that it had unanimously rejected the proposal because of its pre-conditions and its failure to value fully the growth prospects of BOC.

Linde also issued an announcement on 24 January 2006 that confirmed its approach and sought the support of the BOC Board for a proposal that was based on an all cash offer of 1,500 pence per share. After considering Linde's announcement and having regard to both the price being offered and the lack of certainty that a transaction would complete, the Board re-stated its unanimous rejection of the proposal at the AGM.

Since then Linde has improved its proposal in terms of the price to be offered and has clarified the availability of finance and the viability of its strategy to obtain the critical regulatory approvals.

On 6 March the Boards of directors of Linde and BOC announced (the "Announcement") that they had reached agreement on the terms of a pre-conditional recommended cash offer by Linde for the entire issued and to be issued share capital of BOC (the "Offer"). This letter contains a summary of certain key issues set out in the Announcement. A copy of the full Announcement is available on our website (www.boc.com).
                             -----------


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The terms and conditions of the Offer

Under the terms of the Offer, BOC shareholders will receive 1,600 pence in cash for each BOC Share and BOC ADS holders will receive 3,200 pence in cash for each BOC ADS (each BOC ADS representing two BOC Shares). The Offer values BOC's existing issued share capital at approximately (pound)8.2 billion.

It is intended that the Offer, the making of which will be subject to certain pre-conditions referred to below being satisfied, will be implemented by way of a Court-approved scheme of arrangement under section 425 of the Companies Act (the "Scheme").

A Loan Note alternative (interest-bearing debt securities) will also be made available to all BOC shareholders other than to those in the United States, Canada, Australia or Japan (unless an exemption under the relevant securities laws is applicable). This may improve the tax position for some shareholders. Shareholders should take advice on this from their financial advisers in due course.

The Offer will not be made until regulatory clearances have either been obtained from both US and European competition authorities or until such pre-conditions have been waived by Linde. If these pre-conditions have not been satisfied by 31 May 2006, BOC will be permitted to pay a second interim dividend to BOC shareholders, up to a maximum amount of 27 pence per BOC Share. If payable, the amount of the dividend would be equal to 3.375 pence per BOC Share for each consecutive period of seven days (but will not accrue for part of such a period) during the period commencing 1 June 2006 and ending on the earlier of (a) 26 July 2006 and (b) the date on which Linde announces the satisfaction of the pre-conditions. If the pre-conditions have been satisfied by 31 May 2006, no part of the dividend will either accrue or be paid.

Timing

It is expected that the Scheme document and proxy form will be posted to BOC shareholders shortly after the satisfaction or waiver of the regulatory pre-conditions. It is not yet possible to give an indication of when this will be achieved. Linde is confident that the pre-conditions will be satisfied in a timely manner, subject to agreement with the appropriate authorities on reasonable divestments.

Background to the Board's decision

BOC is one of the world's leading industrial gases companies. BOC's strong financial performance over recent years has produced consistent improvements in its return on capital employed and, with its excellent team of employees driving the business, has delivered significant value to BOC shareholders.

In assessing Linde's proposal, the BOC Board has had regard to both the price being offered and the likelihood that a transaction would complete. The BOC Board, which has been so advised by JPMorgan Cazenove and Merrill Lynch, considers the terms of the Offer to be fair and reasonable. In providing their advice, JPMorgan Cazenove and Merrill Lynch have taken into account the commercial assessments of the directors of BOC. The Offer is materially more attractive than Linde's initial proposal and represents a significant premium to the BOC share price prior to the approach from Linde; a premium of approximately 40 per cent. to the average closing price of 1,143 pence per BOC Share during the three months up to and including 23 January 2006 (being the last business day prior to the announcement by BOC that it had received an approach from Linde). In the view of the BOC Board it is a full and fair price, taking into account the prospects for the BOC business and the strategic options available to the BOC Group. In light of the financing arrangements which Linde has made and its plans to address any concerns raised by competition authorities, the BOC Board believes that this is an offer that will ultimately be delivered to BOC shareholders.

Accordingly, the BOC Board intends to recommend that BOC shareholders vote in favour of the Scheme, which it considers to be in the best interests of BOC shareholders as a whole.

Rationale for the combination

The transaction provides the opportunity for Linde and BOC to create a leading worldwide focused industrial gases business with combined gas and engineering sales of around (euro)11.9 billion. The combination of Linde and BOC would result in a much larger, global gas player with complementary


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

products and geographic positions. Such a combination would be very well positioned in the key high growth products and regions of the gases industry and would be better able to serve its customers worldwide.

In addition to the improved growth prospects of the enlarged group, Linde believes the combination creates an opportunity to deliver synergies through the combined group, prior to any one-off expenses, of approximately (euro)250 million per annum, to be fully realised during 2009. These synergies are expected to be predominantly based on joint supply management optimisation and combined procurement volumes and a reduction in selling, general and administrative expenses.

Through a rapid but smooth integration and transformation, as well as the mutual exchange of best practices in all functions, regions and market segments, the combined group will strive to unlock value opportunities for shareholders, customers and employees. Linde believes that the acquisition will further enhance its proven capability to execute a profitable growth strategy and is expected to be accretive in terms of earnings per share during 2008.

Management, employees and pensions

Linde attaches great importance to the skills and experience of the existing management and employees of BOC. Linde and BOC's businesses are very complementary on a geographic basis and Linde expects that BOC managers and employees will play an important role in the enlarged group as well as benefiting from greater opportunities within it. Accordingly, it is Linde's intention to employ the best talents in the combined group. Further, Linde has confirmed that the existing employment rights, including pension rights, of all employees of BOC will be fully safeguarded.

Linde, BOC and the trustees of the BOC UK Defined Benefit Pension Schemes (having regard to the interests of active, deferred and retired members) have reached agreement in respect of BOC's obligations in relation to the funding of such schemes following completion of the Offer and the agreement has been cleared by the Pensions Regulator.

Share options

Participants in BOC Group's share schemes will be contacted regarding the effect of the Offer on their rights and appropriate proposals will be made to participants in due course (including a cashless exercise facility). Details of these proposals will be set out in the Scheme document and in documents to be sent to option holders.

Overseas shareholders

The availability of the Offer to shareholders resident in a country outside the UK may be affected by the laws of that country. Shareholders who are not resident in the UK should inform themselves about and observe any applicable requirements.

What happens next?

Further information will be contained in the Scheme document when posted, subject to fulfilment or waiver of the pre-conditions of the Offer, and until then there is no action that BOC shareholders can take.

You may wish to check that your registered details are recorded correctly. If there is an error you should write to Lloyds TSB Registrars, Shareholder Services, The Causeway, Worthing, West Sussex, BN99 6DA, England.

Any correspondence sent to Lloyds TSB Registrars should refer to The BOC Group plc, stating your full registered name and address and, if available, your full account number. For The BOC Group this starts with 0385.

We will keep you informed, as appropriate, of further developments.

Yours faithfully


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



Rob Margetts CBE
Chairman


This document is a summary and should be read accordingly. Except where otherwise indicated, capitalised terms in this document have the same meanings as defined in the Announcement. The full text of the Announcement can be obtained on written request from The Company Secretary, The BOC Group plc, Chertsey Road, Windlesham, Surrey, GU20 6HJ, England. It may also be viewed on The BOC Group website BOC.com.

The directors of The BOC Group plc accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the directors of The BOC Group plc (who have taken all reasonable care to ensure that such is the case), the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

JPMorgan Cazenove, which is regulated in the UK by the FSA, is acting exclusively for BOC and no one else in connection with the Offer and will not be responsible to anyone other than BOC for providing the protections afforded to clients of JPMorgan Cazenove nor for providing advice in relation to the Offer or any other matters referred to in this document.

JPMorgan Cazenove has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

Merrill Lynch is acting exclusively for BOC and no one else in connection with the Offer and will not be responsible to anyone other than BOC for providing the protections afforded to clients of Merrill Lynch or for providing advice in relation to the Offer or any other matters referred to in this document.

Merrill Lynch has given and not withdrawn its written consent to the issue of this document with the inclusion of the references to its name in the form and context in which they appear.

The Offer, including the Loan Note alternative, will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from Canada, Australia or Japan (unless an exemption under the relevant securities laws is applicable).

The Loan Notes to be issued in connection with the Offer may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

Notice to US Investors in BOC: The Offer relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the US Securities Exchange Act. Accordingly, the Offer is subject to the disclosure requirements and practices applicable in the UK to schemes of arrangement which differ from the disclosure requirements of the US tender offer


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rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and Germany that may not be comparable to the financial statements of US companies. If Linde exercises its right to implement the Offer by way of a takeover offer, the Offer will be made in compliance with the applicable US laws and regulations.

Forward Looking Statements
This document includes "forward-looking statements" under United States securities laws. These statements are based on the current expectations of the management of BOC and Linde and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained herein include statements about the expected effects on Linde of the Offer, the expected timing and scope of the Offer, anticipated earnings enhancements, estimated cost savings and other synergies, costs to be incurred in achieving synergies, potential disposals and other strategic options and all other statements in this document other than historical facts. Forward-looking statements include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the pre-conditions and the conditions to the Offer, and Linde's ability to successfully integrate the operations and employees of BOC, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment by the semiconductor industry, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation, government actions and natural phenomena such as floods, earthquakes and hurricanes. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither BOC nor Linde undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.



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                                    SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The BOC Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: 20 March 2006



                                            By:  /s/    Carol Hunt
                                                 -------------------------------
                                                 Name:  Carol Hunt
                                                 Title: Deputy Company Secretary




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